Exhibit 99-1

Directors

Directors Whose Terms Expire In 2005

Sara J. Burns  (49) President of Central Maine Power Company (the "company"), Augusta, ME. Director since September 1998.(1)

Kenneth M. Jasinski  (56) Executive Vice President and Chief Financial Officer of Energy East, Albany, NY and Portland, ME. Mr. Jasinski was Executive Vice President, General Counsel and Secretary of Energy East from August 2000 to February 2002, Executive Vice President and General Counsel of Energy East from April 1999 to August 2000, Senior Vice President and General Counsel of Energy East from April 1998 to April 1999, Executive Vice President of NYSEG from April 1998 to April 1999. Director since September 2000.(1)

Wesley W. von Schack  (60) Chairman, President, and Chief Executive Officer of Energy East, Albany, NY and Portland, ME. Director of: Energy East, Albany, NY and Portland, ME; Mellon Financial Corporation and Mellon Bank, N.A., Pittsburgh, PA; AEGIS Insurance Services, Inc., Jersey City, NJ; and Gettysburg National Battlefield Museum Foundation, Washington, DC. Trustee of the American Gas Foundation, Washington, DC. Mr. von Schack was Chairman, President and Chief Executive Officer of NYSEG from September 1996 to April 1999. Director since September 2000.(1)
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(1) None of the directors receive compensation for serving as directors of the company because they are officers of Energy East or certain of its subsidiaries.

Section 16(a) Beneficial Ownership Reporting Compliance

     The company believes that during 2004 all filing requirements under Section 16(a) of the Securities Exchange Act of 1934 were satisfied by its directors and executive officers.

Executive Compensation

     The following sets forth certain information relating to cash and noncash compensation for each of the last three fiscal years for Ms. Burns and the next four highest compensated officers of the company. The following also sets forth certain information relating to benefits and to change in control arrangements for the company's officers.
Summary Compensation Table
		Annual Compensation		Long-Term Compensation
				Awards		Payouts
Name and Principal Position	Year	Salary	Bonus	Restricted Stock(1)	Options/ SARs (#)	Long-Term Incentive Plan	All Other Compensation(2)

Sara J. Burns President	2004 2003 2002	$296,539 300,000 300,000	$204,000 181,286 240,000	$143,340 115,200 -	20,000 20,000 60,000	- - -	$24,887 42,087 4,520
Douglas A. Herling Vice President	2004 2003 2002	148,269 147,695 131,560	45,900 34,243 51,312	45,391 36,480 -	- - 26,000	- - -	6,747 6,315 5,164
Kathleen A. Case Vice President	2004 2003 2002	128,500 128,750 120,000	44,200 34,914 68,200	45,391 36,480 -	- - 26,000	- - -	5,558 5,191 2,557
Stephen G. Robinson Vice President	2004 2003 2002	128,500 128,250 116,000	44,200 29,677 43,650	45,391 36,480 -	- - 26,000	- - -	5,406 5,019 4,567
R. Scott Mahoney Vice President - Controller, Treasurer & Clerk	2004 2003 2002	126,077 103,483 93,500	44,200 30,886 25,143	47,120 - -	10,000 - 6,000	- - -	5,130 4,249 3,791

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(1) As of December 31, 2004, the aggregate restricted stock holdings and their value, for Ms. Burns, Mr. Herling, Ms. Case and Messrs. Robinson and Mahoney were 12,000 shares ($320,160), 3,800 shares ($101,384), 3,800 shares ($101,384), 3,800 shares ($101,384) and 1,900 shares ($50,692), respectively, under the Energy East Restricted Stock Plan. Dividends are paid on restricted stock in a manner consistent with dividends paid on Energy East common stock.

On January 1, 2005, restricted stock vested based on Energy East's achievement of certain performance measures in 2004. The number of shares of restricted stock that vested for Ms. Burns, Mr. Herling, Ms. Case and Mr. Robinson were 3,000, 950, 950 and 950, respectively.

(2) In 2004, the company contributed for Ms. Burns, Mr. Herling, Ms. Case, and Messrs. Robinson and Mahoney $6,800, $5,931, $5,140, $5,140 and $5,043, respectively, under the Tax Deferred Savings Plan. The company also contributed $120 for Mr. Robinson under the Employees' Stock Purchase Plan. The company made a payment of $17,637 for Ms. Burns for financial planning services. The company made payments of $450, $120, $418, $146 and $87 for Ms. Burns, Mr. Herling, Ms. Case, and Messrs. Robinson and Mahoney, respectively, for group term life insurance. The company also made a payment of $696 for Mr. Herling for his use of a company vehicle.

Option/SAR Grants in Last Fiscal Year (2004)
	Individual Grants

Name	Number of Securities Underlying Options/SARs Granted #(1)	Percentage of Total Options/SARs Granted to Employees in Year	Exercise or Base Price ($/Sh)	Expiration Date	Grant Date Present Value

Sara J. Burns	20,000(2)	1.53%	$23.8900	02/12/14	$60,600(3)
R. Scott Mahoney	10,000(4)	0.76%	$25.1100	10/15/14	$28,400(5)

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(1) Pursuant to the Energy East 2000 Stock Option Plan, participants were granted options to purchase a specified number of shares of Energy East common stock at specified exercise prices. These options were granted in tandem with stock appreciation rights and are for a term of ten years from the date of grant. The exercise price of an option or tandem stock appreciation right may not be less than 100% of the closing price of an Energy East share determined on the last trading date before such option and tandem stock appreciation right are granted. The exercise of an option or a tandem stock appreciation right will result in a corresponding cancellation of the related stock appreciation right or option to the extent of the number of shares of Energy East common stock as to which the option or the stock appreciation right was exercised. Replacement options are granted to participants at the time of an exercise of an option to the extent that all or any portion of the option exercise price or taxes incurred in connection with the exercise of the option are paid for by using other shares of Energy East common stock or by the withholding of Energy East common stock. The replacement option is granted for the number of shares the participant tenders to pay the exercise price or taxes incurred. Replacement options will first be exercisable no earlier than six months from the date of their grant and will have an expiration date equal to the expiration date of the original option. The options are transferable to family members and certain entities under certain circumstances.

(2) The options and tandem stock appreciation rights were granted on February 12, 2004 and the right to exercise vests in three installments as follows: (a) 33 1/3% vested on grant date, February 12, 2004; (b) an additional 33 1/3% vested on January 1, 2005; and (c) the remaining 33 1/3% will vest on January 1, 2006.

(3) There is no assurance the value realized will be at or near the value based on the Black-Scholes option-pricing model. The actual value, if any, will depend on the excess of the stock price over the exercise price on the date the option is exercised. In determining the "Grant Date Present Value," the following common assumptions were used: stock price volatility, 20.67%; risk-free interest rate, 3.52%; dividend yield, 4.74%; and an expected term before exercise of 5.88 years.

(4) The options and tandem stock appreciation rights were granted on October 15, 2004, and the right to exercise vests in three installments as follows: (a) 33 1/3% vested on grant date, October 15, 2004; (b) an additional 33 1/3% vested on January 1, 2005; and (c) the remaining 33 1/3% will vest on January 1, 2006.

(5) There is no assurance the value realized will be at or near the value based on the Black-Scholes option-pricing model. The actual value, if any, will depend on the excess of the stock price over the exercise price on the date the option is exercised. In determining the "Grant Date Present Value," the following common assumptions were used: stock price volatility, 17.99%; risk-free interest rate, 3.61%; dividend yield, 4.63%; and an expected term before exercise of 5.88 years.

Aggregated Option/SAR Exercises in Last Fiscal Year (2004) and Fiscal Year-End Option/SAR Values
			Number of Shares Underlying Unexercised Options/SARs at Fiscal Year-End(#)

Name	Shares Acquired on Exercise(#)	Value Realized(1)	Exercisable	Unexercisable

Sara J. Burns	138,333	$868,965	6,666	20,001
Douglas A. Herling	40,000	236,600	4,333	1,667
Kathleen A. Case	15,000	80,100	29,333	1,667
Stephen G. Robinson	30,000	161,000	4,333	1,667
R. Scott Mahoney	-	-	7,666	8,334

	Value of Unexercised In-the-Money Options/SARs at Fiscal Year-End(2)

Name	Exercisable	Unexercisable

Sara J. Burns	$18,598	$87,738
Douglas A. Herling	22,308	9,052
Kathleen A. Case	204,478	9,052
Stephen G. Robinson	22,308	9,052
R. Scott Mahoney	27,861	19,519

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(1) The "Value Realized" is equal to the difference between the option exercise price and the closing price of an Energy East share on the New York Stock Exchange on the date of exercise.

(2) The "Value of Unexercised In-the-Money Options/SARs at Fiscal Year-End" is equal to the difference between the option exercise price and the closing price of $26.68 per Energy East share on the New York Stock Exchange on December 31, 2004.

Pension Plan

     The following table sets forth the maximum retirement benefits payable to officers who retire at age 65, in specified compensation and years of service classifications, pursuant to the Retirement Income Plan for Non-Union Employees as it presently exists, and assuming no optional payment form is elected. The amounts listed below reflect the reduction for Social Security benefits. There are no other offset amounts.
Average Annual Salary*	Years of Service

	15	20	25	30	35

$400,000	$46,900	$62,600	$78,200	$93,900	$97,400
350,000	46,900	62,600	78,200	93,900	97,400
300,000	46,900	62,600	78,200	93,900	97,400
250,000	46,900	62,600	78,200	93,900	97,400
200,000	46,200	61,600	77,000	92,400	95,800
150,000	33,400	44,600	55,700	66,900	69,000
100,000	20,700	27,600	34,500	41,400	42,300

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*   Average of the salaries (including amounts listed under "Bonus" in the Summary Compensation Table, and not including other amounts listed under "Long-Term Compensation Awards, Restricted Stock Awards, Options/SARs, Payouts Long-Term Incentive Plan," and "All Other Compensation" in the Summary Compensation Table) for the five highest paid consecutive years of employment service preceding retirement.

     The Retirement Income Plan for Non-Union Employees provides retirement benefits for full-time non-union employees, including officers of the company, based on length of service and the average annual eligible compensation for the five highest paid consecutive years of employment service preceding retirement. Retirement benefits under the Retirement Income Plan for Non-Union Employees are computed on an actuarial basis and are payable as a single life annuity.

     Mr. Herling, Ms. Case and Messrs. Robinson and Mahoney have 22, 12, 20 and 9 credited years of service, respectively, under the Retirement Income Plan for Non-Union Employees.

     Ms. Burns participates in both the Retirement Income Plan for Non-Union Employees and the Energy East Supplemental Executive Retirement Plan ("Energy East SERP"). The following table sets forth the maximum retirement benefits payable to executive officers who participate in the Energy East SERP and retire at age 60 or later, in specified compensation and years of service classifications, pursuant to the Energy East SERP as it presently exists, and assuming no optional payment form is selected. The amounts listed below reflect the reduction for Social Security benefits. There are no other offset amounts.
Average Annual Salary*	Years of Service

	10	15	20	25	30	35	40**

$700,000	$192,000	$297,000	$339,000	$381,000	$423,000	$465,000	$507,000
600,000	162,000	252,000	288,000	324,000	360,000	396,000	432,000
500,000	132,000	207,000	237,000	267,000	297,000	327,000	357,000

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*   Average of the salaries (including amounts listed under "Bonus" in the Summary Compensation Table, and not including other amounts listed under "Long-Term Compensation Awards, Restricted Stock Awards," "Options/SARs," "Payouts Long-Term Incentive Plan, and "All Other Compensation" in the Summary Compensation Table) for the highest three consecutive years of salary within the last five years of employment service.

**  Maximum years of employment service for Energy East SERP purposes.

     The Energy East SERP provides that key employees, including certain executive officers of Energy East and certain subsidiaries, who have completed five years of service and who terminate employment prior to becoming eligible for the Energy East SERP benefit described in the next sentence, shall receive the full benefits of the Retirement Income Plan for Non-Union Employees without regard to any limitations imposed by the federal tax law. Participants who have at least five years of service, and who retire at age 55 or later, shall receive a total retirement benefit (including benefits under the Retirement Income Plan for Non-Union Employees and Social Security), based on years of service, of up to 75% of the average of their highest three consecutive years of eligible compensation within the last five years of employment. Benefits payable prior to age 60 are reduced for early retirement.

     Ms. Burns has 17 credited years of service under the Retirement Income Plan for Non-Union Employees and the Energy East SERP.

Employment, Change In Control and Other Arrangements

     The company has entered into an employment agreement with Ms. Burns for a term of three years beginning on September 1, 2000, which is automatically extended each month unless either the company, Energy East, or Ms. Burns gives written notice that the agreement will not be extended. Ms. Burns' agreement provides for her employment as President of the company at a base salary of $300,000, and for her eligibility for participation in all of the company's incentive compensation, fringe benefit and employee benefit plans on the same basis as other executives and key management employees. The agreement provides that, if Ms. Burn's employment is terminated by the company other than for cause or disability or by her for good reason, she will receive (i) payments of base salary at the rate in effect at the time of termination for the remainder of the term of the employment agreement, (ii) incentive compensation for the remainder of the term of the employment agreement, calculated on the basis of the value of short-term incentive compensation paid to her in the most recently completed fiscal year and the value of any long-term incentive compensation awards determined on the projected target value of the awards,(iii) continuation of all employee welfare benefits for the remainder of the term of the employment agreement, (iv) outplacement services costing up to $10,000, and (v) a lump sum payment equal to the value of the fringe benefits that she would have received through the term of the employment agreement and any unreimbursed expenses. In the event that any payments made under the agreement would subject Ms. Burns to federal excise tax or interest or penalties with respect to such federal excise tax, she will be entitled to be made whole for the payment of any such taxes, interest or penalties.

      The company has entered into employment agreements with Messrs. Herling and Robinson and Ms. Case that provide for severance benefits in the event that the individual's employment is terminated by the company other than for cause or disability or by the individual for good reason. The agreements continue through April 2005 and are automatically extended for successive one-year periods unless either the company or the individual gives written notice that the agreement will not be extended. The individual is entitled to receive an amount equal to one times the individual's then annual base salary, plus continuation of medical and other benefits under the company's group benefit plans and limited outplacement services. The individual is also entitled to receive an amount equal to one times the individual's then annual base salary as compensation for the individual's agreement not to compete, subject to forfeiture if the individual competes during the twelve-month period immediately following termination of employment. In the event that any payments made under the agreement would subject the individual to federal excise tax or interest or penalties with respect to such federal excise tax, total severance payments will be reduced to a level where the tax will be eliminated.

     In the event of a change in control of Energy East, participants in the Energy East Annual Executive Incentive Plan ("AEIP") will be paid an amount which includes all earned but unpaid awards, a pro rata portion of any award with respect to the year in which such change in control occurs, and if the AEIP continues in effect for the remainder of the performance period, an additional payment at the end of the year in which such change in control occurs to the extent that the award earned under the normal terms of the AEIP exceeds the amount paid upon such change in control.

     After a change in control of Energy East, officers and certain key employees of Energy East and certain subsidiaries with 5 or more years of service who qualify, and whose employment is terminated at age 55 or later, other than for cause, shall receive a total retirement benefit as determined under the Energy East SERP. The Energy East SERP provides that, in the case of a change in control, a participant with 5 or more years of service may receive the present value of any SERP benefits in a lump sum, if the participant has so elected upon commencement of participation.

     The Compensation and Management Succession Committee of the Board of Directors of Energy East in its discretion may take certain actions in order to preserve, in the event of a change in control of Energy East, a participant's rights under an award issued pursuant to the 2000 Stock Option Plan or the Restricted Stock Plan.

     Grantor trusts have been established to provide for the payment of certain employee and director benefits, including severance benefits that might become payable after a change in control of Energy East.

Security Ownership of Management

     The following table indicates the number of shares of Energy East common stock, and Energy East common stock equivalent units beneficially owned as of February 1, 2005, by each director, each of the officers named in the Summary Compensation Table included elsewhere herein, and by the 7 current directors and officers as a group and the percent of the outstanding securities so owned.

Name	Energy East Common Stock Beneficially Owned (1)	Percent of Class

Sara J. Burns	33,737	(2)
Douglas A. Herling	10,697	(2)
Kathleen A. Case	34,771	(2)
Kenneth M. Jasinski	217,199	(2)
R. Scott Mahoney	15,236	(2)
Stephen G. Robinson	11,248	(2)
Wesley W. von Schack	1,643,830	1.1%
7 current directors and officers as a group	1,966,718	1.3%

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(1)   Includes shares of Energy East common stock that may be acquired through the exercise of stock options that are exercisable currently. The number of shares which may be acquired, and by whom, are as follows: Ms. Burns, 20,000; Mr. Herling, 6,000, Ms. Case, 31,000; Mr. Jasinski, 167,500; Mr. Mahoney, 12,666, Mr. Robinson 6,000; Mr. von Schack, 1,450,000; and all current directors and officers as a group, 1,693,166.

(2)   Less than 1% of the outstanding common stock of Energy East.

Code of Ethics

     All of the company's directors and employees, including its principal executive, financial and accounting officers are subject to the Energy East Code of Conduct. The Energy East Code of Conduct is available on Energy East's website: www.energyeast.com. Waivers of the Code of Conduct are not contemplated. However, in the unlikely event of an amendment to, or waiver from, the Code of Conduct applicable to the principal executive, financial accounting officers of the company, Energy East will post such information on its website: www.energyeast.com.

Audit Fees

     Aggregate fees billed to or allocated to the company by Energy East as part of its consolidated audits for each of the last two fiscal years for professional services rendered for the audit of the company's consolidated annual financial statements and the reviews of the financial statements included in the company's Forms 10-Q for the year 2004 were $314,757 and for the year 2003 were $200,078.

Audit-Related Fees

     Aggregate fees billed to or allocated to the company by Energy East for each of the last two fiscal years for assurance and related services reasonably related to the performance of the audit of the company's consolidated annual financial statements and the reviews of the financial statements included in the company's Forms 10-Q for the year 2004 were $457,008 and for the year 2003 were $28,978, consisting of the following:

	2004 Fees	2003 Fees
Benefit Plan Audits	$75,557	$28,978
Sarbanes-Oxley	$380,680	-
Consent and comfort Letters	$771	-

Tax Fees

     Aggregate fees billed to or allocated to the company by Energy East for each of the last two fiscal years for professional tax services rendered for the year 2004 were $9,339 and for the year 2003 were $17,225, consisting of the following:

	2004 Fees	2003 Fees
Tax Compliance and Refunds	$9,339	-

All Other Fees

     The company did not engage PricewaterhouseCoopers to provide any other services during 2004.

Audit Committee

     The Audit Committee of Energy East, which serves as the Audit Committee for the company, has not adopted pre-approval policies or procedures. In addition, none of the services described above were approved under the "de minimis" service exception. Further information regarding Energy East's Audit Committee will be set forth in Energy East's proxy statement to be filed with the Securities and Exchange Commission on or prior to May 2, 2005.